COMMENTS RECEIVED ON NOVEMBER 13, 2012

FROM EDWARD BARTZ

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity International Real Estate Fund
Fidelity Real Estate Investment Portfolio
Fidelity Telecom and Utilities Fund

POST-EFFECTIVE AMENDMENT NO. 97

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Real Estate Investment Portfolio)
"Normally investing primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that small and mid cap risks be added to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses each fund's principal investment risks. Accordingly, we have not added disclosure.

3. Fidelity Real Estate Investment Portfolio and Fidelity International Real Estate Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments."

C: The Staff requests confirmation that companies in which the funds invest have at least 50% of revenues or assets derived from or committed to the real estate industry.

R: We understand that an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name, which we have done by identifying the sectors (groups of industries) or industries on which the funds will focus. We call the Staff's attention to the following disclosure in the funds' SAIs:

"Companies "Principally Engaged" in the Real Estate Industry. For purposes of a Fidelity fund's investment objective and policy to normally invest at least 80% of its assets in securities of companies principally engaged in the real estate industry and other real estate related investments, FMR may consider a company to be principally engaged in the real estate industry if: (i) at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate, or (ii) a third party has given the company an industry or sector classification consistent with real estate."

Fidelity Select Portfolios (File Nos. 002-69972 & 811-03114), Post-Effective Amendment No. 97

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4. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

Fidelity Select Portfolios (File Nos. 002-69972 & 811-03114), Post-Effective Amendment No. 97

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5. All Funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

6. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

Fidelity Select Portfolios (File Nos. 002-69972 & 811-03114), Post-Effective Amendment No. 97

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7. Fidelity Telecom and Utilities Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff noted the inclusion of a utilities industry concentration risk and requested that we add a telecom industry concentration risk.

R: The fund has a fundamental policy to concentrate in securities of utility companies and is benchmarked to the Russell 3000 Utilities Index, a market capitalization-weighted index of utility stocks in the Russell 3000 Index. Telecommunications companies are among the types of companies in the utilities industries in which the fund invests. As of October 31, 2012, telecommunications companies represented 41.33% of the Russell 3000 Utilities Index. We believe current risk disclosure is sufficient and have not modified disclosure, as the fund's broad disclosure of utilities concentration risk reflects risks associated with traditional utility companies (electric, gas, etc.) as well as risks associated with companies that provide telecommunications services. To previously address this comment from the Staff, we made modifications to enhance risk disclosure, and call the Staff's attention to the following disclosure in "Fund Summary" (emphasis added): "The utilities industries can be significantly affected by government regulation, financing difficulties, supply and demand of services or fuel, intense competition, and natural resource conservation."

8. Fidelity Telecom and Utilities Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Utilities Industry Concentration. The utilities industries can be significantly affected by government regulation, financing difficulties, supply and demand of services or fuel, intense competition, and natural resource conservation."

C: The Staff requested that we define what is included as part of the utilities industry.

R: As noted in response 7, the fund defines utility companies broadly to include traditional utility companies that provide electricity, gas and water, as well as companies that provide telecommunications services. As disclosed in "Investment Details," "Telecommunications services companies and utility companies may include companies that provide electricity, gas, water, cable television, radio, telecommunications services, or sanitary services to the public."

By way of background, "Telecom" is used in the fund's name, and telecommunication companies are specifically identified among the utility companies in which the fund invests, not only because telecom companies represent a significant portion of the fund's benchmark index and the universe of utilities companies in which it invests, but also to help shareholders distinguish the fund from Fidelity Select Utilities Portfolio. Select Utilities, another utilities fund offered by Fidelity, uses a narrower definition of utilities companies that does not include telecommunications companies and is benchmarked to the MSCI Investable Market Utilities Index, which excludes telecom. To better position and distinguish the funds, in 2008, Fidelity Utilities Fund changed its name from Fidelity Utilities Fund to Fidelity Telecom and Utilities Fund and gave shareholders notice of its related name test policy change (though since the fund already defined utility companies to include telecommunications services companies, the change did not impact the fund's investments or its concentration policy).

Fidelity Select Portfolios (File Nos. 002-69972 & 811-03114), Post-Effective Amendment No. 97

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9. Fidelity Telecom and Utilities Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of telecommunications services companies and utility companies."

C: The Staff requests us to confirm that companies in which the fund invests have at least 50% of revenues or assets derived from or committed to the telecom and utilities industries.

R: The following disclosure was inadvertently omitted from the fund's SAI and will be added in the b-filing:

"Companies "Principally Engaged" in a Designated Business Activity. For purposes of a Fidelity fund's policy to normally invest at least 80% of its assets in securities of companies principally engaged in the business activity or activities identified for the fund, FMR may consider a company to be principally engaged in the designated business activity or activities if: (i) at least a plurality of a company's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the company an industry or sector classification consistent with the designated business activity or activities."

10. Fidelity Telecom and Utilities Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in securities of utility companies."

C: The Staff requests that we define utilities companies.

R: The following disclosure was inadvertently omitted from the fund's SAI and will be added in the b-filing:

"For purposes of the fund's concentration limitation discussed above, FMR may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities."

See also the prospectus disclosure excerpt and background information in response 8, above.

Fidelity Select Portfolios (File Nos. 002-69972 & 811-03114), Post-Effective Amendment No. 97

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11. Fidelity Telecom and Utilities Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in securities of utility companies."

C: The Staff would like us to add an industry concentration for the telecom industry.

R: As required by Form N-1A, the fund has disclosed its policy to concentrate in securities of issuers in a particular industry or group of industries, in this case, utilities companies. As of October 31, 2012, telecommunications companies represented 41.33% of the Russell 3000 Utilities Index, a market capitalization-weighted index of utility stocks in the Russell 3000 Index. It is unnecessary for the fund to add a policy to concentrate in a subset of utilities companies. Because the fund historically has broadly defined utilities companies to include both traditional utilities companies and telecom companies, we believe that the fund's name, investment policies, and fundamental concentration policy are consistent. We note that the fund's use of "telecom" in its name and policies is important to its positioning relative to Select Utilities. (See response 8, above.) In addition, the fund's concentration policy is fundamental, as required by sections 8 and 13 of the 1940 Act, and cannot be modified without shareholder approval.

12. Fidelity Advisor International Real Estate Fund

"Fund Summary" (prospectus)

"Fee Table"

"A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively."

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

Fidelity Select Portfolios (File Nos. 002-69972 & 811-03114), Post-Effective Amendment No. 97

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13. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.